YUKON-NEVADA GOLD CORP. REPORTS SECOND QUARTER RESULTS

Vancouver, BC – August 21, 2008 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) has released results for the three and six months ended June 30, 2008. All amounts in this news release are in United States dollars, unless otherwise stated.

For the three and six months ended June 30, 2008, the Company reported a net loss of $5.7 million and $14.6 million, respectively, due to the shutdown which extended over both quarters and ongoing challenges in profitably mining the Jerritt Canyon properties. These factors resulted in reduced production for the quarter from the Company’s own ore and from the purchased ore, which fell to 9,094 ounces, compared with 14,291 ounces in the first quarter.

As a result of continuing cost pressures the Company made the decision subsequent to the end of the second quarter to suspend the underground mining operations at Jerritt Canyon effective August 8, 2008 in order to focus on developing a profitable mine plan that will enable Jerritt Canyon to return to profitability. The Company has also been forced to shutdown the mill in order to perform repair work on a critical part that malfunctioned in the drying circuit, resulting in the lay-off of the remaining workforce. A professional engineering firm has been contracted to provide essential on-site activities including ongoing environmental monitoring.

The Company has also had certain assets encumbered under the terms of the Security Agreement with Newmont USA Limited (Newmont) until certain disputes in the agreement can be settled. The Company is currently in discussions with Newmont to resolve this matter however it is currently not yet determinable when or if these restrictions will be removed.

In the second quarter at Ketza River in the Yukon Territory, the Company focused on completing the geotechnical work required for mine planning, metallurgical test work and on completing its highly successful exploration program. The expansion of deposits within the projected open pits will add value to the expected Pre-feasibility Study. The project group efforts will now be on the completion of that study.

Details of the Company's financial results are described in the unaudited consolidated financial statements, and management's discussion and analysis, which will be available on the Company's website, www.yukon-nevadagold.com and on SEDAR, www.sedar.com.

We are pleased to announce Shaun Heinrichs, CA, has accepted the Interim Chief Financial Office position.

We seek Safe Harbor.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering,

developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.